Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

December 9, 2021

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Prestige BioPharma and Dr. Reddy’s announce partnership to commercialize trastuzumab biosimilar in select countries in Latin America and Southeast Asia”

This is for your information.

With regards,

/s/ Vivek Mittal
Vivek Mittal
Global General Counsel and Compliance Officer

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

         NSE IFSC Ltd.

Prestige BioPharma and Dr. Reddy’s announce partnership to
commercialize trastuzumab biosimilar in select countries in Latin America and Southeast Asia

Singapore, SINGAPORE, and Hyderabad, INDIA; 09 December 2021: Prestige BioPharma Ltd. (KRX: 950210) and Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY, hereafter referred to as “Dr. Reddy’s”) today announced that the two companies have entered into a binding agreement for an exclusive partnership for the supply and commercialization of Prestige BioPharma’s proposed trastuzumab biosimilar in select countries in Latin America and Southeast Asia.

Prestige BioPharma’s trastuzumab (HD201) is a proposed biosimilar to Roche’s Herceptin® and can be prescribed for the treatment of HER2 positive breast and metastatic gastric cancer. Trastuzumab targets human epidermal growth factor 2 (HER2). In some types of cancer cells, HER2 is overexpressed and stimulates the growth of the cancer cells. Trastuzumab works by selectively binding to HER2, thereby stopping the growth of these cancer cells.

The license agreement grants Dr. Reddy’s the exclusive rights to commercialize the proposed biosimilar in select countries in Latin America and Southeast Asia. Under this partnership, Prestige BioPharma will be responsible for sustainable commercial supply of HD201 from its manufacturing facilities in Osong, South Korea, while Dr. Reddy’s will be responsible for local registrations, marketing and sales in the licensed territories.

Lisa S. Park, CEO of Prestige BioPharma, commented: “We are delighted to establish a partnership with Dr. Reddy’s for key Latin American and Southeast Asian markets. Dr. Reddy’s is the ideal partner to commercialize our lead biosimilar in these territories. With this collaboration, we look forward to further strengthening the value of our biosimilar programs in global markets.”

M.V. Ramana, CEO – Branded Markets (India & Emerging Markets), Dr. Reddy’s, said: “In keeping with our purpose of accelerating access to affordable and innovative medicines, we are happy to bring this life-saving drug to patients in need. Our partnership with Prestige BioPharma will help us combine their established expertise in the area of biosimilars with our commercial strengths and growth ambition in these markets. This is in line with our stated intention to create a portfolio of oncology products and expand our biosimilar offerings in Emerging Markets.”

About Prestige BioPharma Limited:

PRESTIGE BIOPHARMA LTD (PBP) is a Singapore-based biopharmaceutical company with operations in USA and Korea, specialising in the discovery and development of biosimilars, novel antibodies and vaccines. PBP strives to become a global innovator through the development of first-in-class mAbs including PBP1510 anti-PAUF mAb for pancreatic cancer that recently obtained orphan designation from FDA, EMA and MFDS. PBP's rich portfolio of biosimilars in various stages including HD204 bevacizumab in global Phase 3, PBP1502 adalimumab in Phase 1 and others, is aimed to provide affordable quality medicines to those who need. PBP’s business also includes alliance vaccine development and production, starting with the partnered commercial production of COVID-19 vaccines. For more information, please visit www.prestigebiopharma.com.

Investor Relations	Corporate Communication
Bumjoon Kim	Yujin Suh
Bumjoon.kim@pbpsg.com	yujin.suh@pgpsg.com

About Dr. Reddy’s:

Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its businesses, Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com.

Investor Relations	Corporate Communication
Amit Agarwal	Usha Iyer
amita@drreddys.com	ushaiyer@drreddys.com